

September 10, 2014

Via E-Mail
Mr. Vincent Genovese
President and Chief Executive Officer
LipidViro Tech, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

> **Re:** **NAC Global Technologies, Inc.,**
> **Formerly LipidViro Tech, Inc.**
> **Amendment 3 to Current Report on Form 8-K**
> **Filed August 26, 2014**
> **File No. 0-49655**

Dear Mr. Genovese:

We reviewed the filing and have the comments below.

Our Corporate History and Background, page 2; Related Party Transactions, page 31; and Exhibit 10.8

1. We note your disclosure that in August 2011, you entered into a shareholder option sale agreement with Mr. Vincent Genovese to acquire all of his shares in Conic Systems, Inc. or Conic at an agreed consideration of $1,200,000, which increases at a rate of 4.875% per year. Please expand your disclosures to quantify the current purchase price and to explain how the purchase price, including the annual rate increase, was determined.

2. Revised disclosures that you have paid Mr. Vincent Genovese $50,300 as of December 31, 2013 in connection with the shareholder option sale agreement, which is reported as a deposit in the financial statements, is inconsistent with other disclosure on page 31 that you have paid Mr. Vincent Genovese $50,300 and $13,200 as of December 31, 2012 and 2011 in connection with the shareholder option sale agreement which is reported as a deposit in the financial statements. Please reconcile the disclosures.

3. Revised disclosures indicate that the $50,300 payment to Mr. Vincent Genovese will be treated as a deposit towards the purchase price of Mr. Genovese's shares in Conic and will be returned to you if you do not purchase the shares by the fourth quarter of fiscal year 2015. This appears to be inconsistent with disclosure in note 6 of the financial statements for the

quarterly period ended June 30, 2014 that the deposit will be returned to you or applied against outstanding debt to Mr. Genovese if the acquisition of the shares does not close. Please reconcile the disclosures.

4. Disclosure in note 6 to your financial statements filed with your Form 10-Q for the quarterly period ended June 30, 2014 indicates that you have increased the amount of the deposit paid to Mr. Vincent Genovese to $63,800 as of June 30, 2014. In light of your statement that you are not required to make any installment payments to Mr. Genovese, and that neither the agreement nor side agreement filed as exhibits 10.4 and 10.8 to Form 8-K provides for additional payments or deposits to be made, and moreover, that you have no current plans or means to consummate the acquisition of Conic, it is unclear what your business reasons are for continuing to make additional deposits under this agreement. Please disclose why, in light of these facts, you have made an additional payment of $13,500 to Mr. Genovese, and whether you intend or are required to make any additional payment to Mr. Genovese in connection with the shareholder option sale agreement. Please make similar disclosures in the "Related Party Transactions" section.

5. Please note that Section 13(k) of the Exchange Act prohibits issuers, as defined in Section 2 of the Sarbanes-Oxley Act of 2002, from extending or maintaining credit or loans to any director or executive officer, or equivalent thereof, of the issuer.

Vincent Genovese controls our Company and Conic Systems, Inc. . . ., page 20

6. Please revise this risk factor to state specifically, if true, that Mr. Genovese has caused the company to make deposits, as recently as the second quarter of 2014, to him in connection with the purchase agreement for Conic, notwithstanding that the company has no ability or intention to complete this transaction. Please also describe the material terms of the escrow that your refer to here in the "Related Party Transactions" section, and file a copy of the escrow agreement as an exhibit to the registration statement.

Related Party Transactions, page 31

7. We note the revised disclosures relating to your agreement with Mr. Vincent Genovese to acquire all of his shares in Conic, including the side letter agreement deemed effective as of May 15, 2014. Tell us whether you have any policies and procedures for the approval of related party transactions, and, if so, summarize the material provisions of the policies and procedures. Additionally, if you have policies and procedures for the approval of related party transactions, tell us whether the August 24, 2011 agreement, the May 15, 2014 side letter, and the several deposits paid to Mr. Genovese were approved according to the policies and procedures. Alternatively, if you do not have any policies and procedures for the

approval of related party transactions, tell us whether your independent directors approved the May 15, 2014 side letter and the deposits made to Mr. Genovese since your April 29, 2014 merger transaction with NAC Drive Systems, Inc.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director